400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835

Christopher S. Miller
direct dial: +1 610 640 7837
direct fax: +1 610 640 7835
millerc@pepperlaw.com
October 4, 2007
VIA EDGAR
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Gregory S. Belliston

Re:	PolyMedix, Inc.
Registration Statement on Form SB-2
Filed September 19, 2007
File Number 333-146180
Dear Mr. Belliston:
On behalf of PolyMedix, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission contained in your letter dated September 28, 2007, relating to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-146180) filed September 19, 2007 (the “Registration Statement”).
1. Please confirm that you will disclose prior to effectiveness the number of common shares and warrants that will be included in each unit.
Company Response
As requested, the Company will disclose prior to effectiveness the number of common shares and warrants that will be included in each unit in a pre-effective amendment to the Registration Statement.

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2. Please disclose the price of a unit, a price range (with the expectation that a prospectus containing a precise price will be filed within the timelines established by Rule 424(b)(1) and Rule 430A(a)(3)), or a formula upon which the price will be set, as applicable.
Company Response
As requested, we have revised the Prospectus to state that the price will be determined through negotiations between the Company and the investors based on the composition of the units and the market price of the Company’s common stock at the time. The Company will file a final prospectus, in accordance with Rule 424(b)(1) and Rule 430A(a)(3).
We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 610.640.7837.

Best regards,
/s/ Christopher S. Miller
Christopher S. Miller

cc:	Nicholas Landekic, President and Chief Executive Officer, PolyMedix, Inc.